787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 24, 2012

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 44 to the Registration Statement Filed on December 23, 2011

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with the undersigned on February 8, 2012.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for multiple series of Aberdeen Funds (collectively, the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments Applicable to Multiple Funds

Comment No. 1:                                                     In the fee table for each Fund, please disclose the maximum deferred sales charge for the Fund and add a footnote to indicate the circumstances under which such deferred sales charge will be charged.  Alternatively, continue to indicate that the deferred sales charge is “None,” but add a footnote explaining the circumstances under which a deferred sales charge will be charged and the amount of such charge.

Response:                                                                                        The Registrant has added a footnote to the fee table for each Fund explaining the circumstances under which a deferred sales charge will be charged and the amount of such charge.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:                                                     Please file the expense limitation agreement as an exhibit to the next filing for the Funds.

Response:                                                                                        The Registrant will file the expense limitation agreement with respect to each Fund as an exhibit to its next filing relating to the Funds.

Comment No. 3:                                                     Please move the statement regarding a Fund’s ability to change its investment objective without shareholder approval to the section of the prospectus required by Item 9 of Form N-1A.

Response:                                                                                        The Registrant has deleted the above-referenced statement from each Fund’s Summary.  A statement to the same effect is included in the “Fund Details” section of the prospectus.

Comment No. 4:                                                     Please move the first three sentences in the paragraph following the table in “Purchase and Sale of Fund Shares” section out of the Summary, as such disclosure is not permitted or required by Form N-1A.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes such disclosure is necessary and appropriate since it relates to the minimum investment requirements for certain accounts.

Comment No. 5:                                                     For each Fund that has an 80% investment policy and invests in derivatives, please state supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.  Please confirm that the Fund will not use the notional value of its derivatives for purposes of the Fund’s 80% investment policy.  Please also state whether the Fund will include the value of any collateral or segregated assets used for derivatives for purposes of the Fund’s 80% investment policy.

Response:                                                                                        Each Fund will value its derivatives using mark-to-market value for purposes of its 80% investment policy and will not use the notional value of its derivatives for purposes of such policy. Each Fund may use various assets as collateral or segregated assets for its derivatives, some of which are assets that are included in the Fund’s 80% basket.  However, the classification of an asset as collateral or segregated asset used for a derivative will not be of any relevance for purposes of determining whether the asset may be included in a Fund’s 80% basket.

Prospectus Comments Applicable to Specific Funds

Comment No. 6:                                                     In the fee table for the Equity Long-Short Fund, please indent the line item entitled “Short-Sale Dividend Expenses” and include such expenses in “Other Expenses.”

Response:                                                                                        The requested edit has been made.

Comment No. 7:                                                     In the “Principal Strategies” section for each of the Equity Long-Short Fund and the Natural Resources Fund, it states that the Fund may invest in “other instruments” and “other investments,” respectively.  Please describe such other instruments and investments.

Response:                                                                                        The references to “other instruments” and “other investments” have been deleted from the respective sections.

Comment No. 8:                                                     Please state whether there are any limits on the percentage of the Equity Long-Short Fund’s assets that may be sold short.  In addition, since the Fund lists “Leverage Risk” as a principal risk, please disclose the principal strategy where leverage may be used.

Response:                                                                                        The “Leverage Risk” risk factor has been deleted.

Comment No. 9:                                                     Please confirm whether high portfolio turnover is expected as a result of the Natural Resources Fund’s principal strategies.

Response:                                                                                        The Natural Resources Fund’s investment strategies are not expected to result in high portfolio turnover for the Fund.  Accordingly, the “Portfolio Turnover” risk factor has been deleted.

Comment No. 10:                                               Please state whether the Small Cap Fund follows any particular style strategy (e.g., growth, value), and if so, please disclose.

Response:                                                                                        The Small Cap Fund does not have any strategy to place particular emphasis on growth stocks versus value stocks or vice versa.

Comment No. 11:                                               The “Principal Strategies” section for each of the China Opportunities Fund, the Asia Bond Fund, the Asia-Pacific Equity Fund and the Asia-Pacific Smaller Companies Fund lists several criteria used to determine whether an issuer is deemed to be located in a specific country or region.  Please explain why the criteria listed would expose an issuer to the economic risks and fortunes of the particular country or region.

Response:                                                                                        In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  Each Fund believes that each of the criteria listed in its “Principal Strategies” section is a general indicator that an issuer is tied economically to the applicable country or region, and thus to the economic risks and fortunes of the country or region.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.  Many of the criteria listed for the above-referenced Funds are consistent with these factors.

Comment No. 12:                                               Please disclose any market capitalization policy for each of the International Equity Fund and the U.S. Equity Fund.

Response:                                                                                        Each of the above-referenced Funds does not have any specific market capitalization policy or range.  Accordingly, it has not included disclosure regarding any such policy or range.

Comment No. 13:                                               For each of the Optimal Allocations Funds, please define the term “total investment return” used in the investment objective.

Response:                                                                                        The Registrant believes that “total investment return” is plain English and a generally accepted term, and therefore has not defined it.

Comment No. 14:                                               Please explain supplementally why the Asia-Pacific Smaller Companies Fund considers companies that have market capitalizations of up to $5 billion to be “Smaller Companies.”

Response:                                                                                        The Registrant believes that it is appropriate and reasonable to define “Smaller Companies” as companies that have market capitalizations below $5 billion based on its analysis of the range of capitalizations of companies in the Asia-Pacific region.  Specifically, the Registrant notes that the unadjusted range of market capitalizations of companies in the MSCI Asia Pacific ex Japan Small Cap Index, which is a “small-cap” index, was $29 million to $982.7 million as of December 31, 2011.  While the Registrant is not a “small-cap” fund and does not state that it invests primarily in “small-cap” companies, the Registrant believes that such market cap range supports its definition of “Smaller Companies.”

Comment No. 15:                                               Please disclose the Core Fixed Income Fund’s policy with respect to the maturity of its bond holdings.  If there is no policy, state that the Fund’s bond holdings are not restricted as to maturity.

Response:                                                                                        The Core Fixed Income Fund’s bond holdings are not restricted as to maturity.

Comment No. 16:                                               In the “Principal Strategies” section for the Emerging Markets Debt Local Currency Fund, please add a reference to “junk bonds” next to the reference to “high yield securities.”

Response:                                                                                        The requested disclosure has been added.

Comment No. 17:                                               Please confirm that the expense limitation agreement for the Global High Yield Bond Fund will be effective at least one year from the effective date of the prospectus.

Response:                                                                                        The expense limitation agreement for the Global High Yield Bond Fund may not be terminated before the end of the Fund’s first year of operations, which will commence no earlier than the effective date of the prospectus.

Comment No. 18:                                               In the “Principal Strategies” section for the Global High Yield Bond Fund, please add a reference to “junk bonds” next to the reference to below investment grade securities and state that such investments are speculative.

Response:                                                                                        The requested disclosure has been added.

Comment No. 19:                                               In the “Derivatives Risk” risk factor of the “Principal Risks” section of each of the Global High Yield Bond Fund and the Core Plus Income Fund, add counterparty risk as a separate risk, if applicable.

Response:                                                                                        The requested disclosure has been added.

SAI Comments

Comment No. 20:                                               In the fundamental restriction relating to concentration, it states that certain industries are considered separate industries for purposes of the restriction.  Please explain why the Funds consider it appropriate to consider each of such industries as separate industries.

Response:                                                                                        We have discussed the above-referenced statement with the Staff previously, and it was agreed that the Funds would not consider commercial mortgage and residential mortgage to be separate industries.  We refer the Staff to our correspondence letter dated November 4, 2011.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP